Filed pursuant to Rule 253(g)(2)

File No. 024-10782

Supplement No. 1

to the

OFFERING CIRCULAR

dated May 25, 2018

The following information may also be found on our website at www.tulsarealestatefund.com

Dear Prospective Investor:

Thank you for taking the first step and creating your Tulsa Real Estate Fund (TREF) investor account!

Tulsa Real Estate Fund is an SEC qualified Tier 2 crowdfund and economic vehicle inspired by the historic Black Wall Street of Tulsa, Oklahoma, created for the revitalization of urban communities and as a means for investors to own shares and equity in a portfolio of real estate assets that will combat gentrification. This is #ThePeoplesFund.

Here are a few important points to note now that we have reached our IPO:

•	You are now able to fund (add money) your account.

•	You can fund your TREF investor account through one of the following payment types: ACH, wires, and checks.

○	There is no fee for processing ACH payments. However, if the ACH is rejected due to insufficient funds or incorrect information, an ACH return fee of $5 which will be charged against your investment account.

○	If you choose to submit a wire, there will be additional fees from your banking institution and an additional $10 to process. You will need to include $10 to your initial investment as this will be charged against your investment account.

○	A paper check costs an additional $10 to process. You will need to include $10 to your initial investment as this will be charged against your investment account.

•	Processing Fees: There is a $25.50 processing fee each time you fund your account. This fee is to process background checks and booking fees.

○	For investing as a U.S. entity, there is a $3 additional fee to the $25.50 Processing fee. You will need to include $3 to your initial investment as this will be charged against your investment account.

○	For Canada and UK individual investors, there is a $3 additional fee to the $25.50 Processing fee. You will need to add $3 to your initial investment as this amount will be charged against your investment account.

○	For individuals investing from other countries outside of Canada or UK, there is a $60 additional fee to the $25.50 Processing fee. You will need to add $60 to your initial investment as this amount will be charged against your investment account.

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○	For entities based in Canada or UK, there is a $75 additional fee to the $25.50 Processing fee. You will need to include $75 to your initial investment as this will be charged against your investment account.

○	For entities investing from other countries outside of Canada or UK, there is a $75 additional fee to the $25.50 Processing fee. You will need to include $75 to your initial investment as this will be charged against your investment account.

•	If you submit your account information with an incorrect social security number, incorrect address or misspelled name, it may trigger an AML exception, which means that we will need additional information in order for you to complete your investment. In such cases, a fee of $8 will be which will be charged against your investment account.

•	We are seeking to foster a risk-free fund that is safe for all parties. Unfortunately, we will not be able to partner with you if you fail any of our AML/KYC checks.

•	If you fund your account on June 1st you will become a Tulsa Founder and have your name memorialized on a cornerstone, plaque, or TREF website.

•	You can fund your account anytime after June 1st up until we reach our $50 million dollar cap.

If you have specific questions about your investor account please email us at info@tulsarealestatefund.com.

Frequently Asked Questions

When will the general public be able to invest?

You will be able to invest in the Tulsa Real Estate fund’s IPO* beginning June 1, 2018. All investors who choose to invest on day 1 will become honorary founders of the fund and memorialized by having their name recorded on the TREF website and commemorated at the site of our first project. The IPO will continue until the maximum $50 million in capital is raised.

Will I be able to invest after June 1st, 2018?

Yes, TREF will continue accepting investments from future shareholders after the IPO until the maximum of $50 million in capital is raised.

When will I receive my first dividend?

This should be considered a long-term investment vehicle. TREF will implement a 12-month lock-up period*. Following this lock-up period, the Tulsa Real Estate Fund will distribute dividends quarterly based on the profitability of the fund.

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What is TREF?

Tulsa Real Estate Fund (TREF) is a SEC qualified A+ Tier 2 real estate fund and economic vehicle inspired by the historic Black Wall Street of Tulsa, Oklahoma. TREF was created for the revitalization and advancement of urban communities as a means for non-accredited* investors to own shares and equity in a portfolio of real estate assets that will combat gentrification.

Can I take my money out of the fund?

After the 12 month lock-up period during which no withdrawals will be completed by any member, TREF will use its best efforts to honor requests for a return of capital subject to, among other things, the Company’s then available cash flow, financial condition, and approval by the Manager. The maximum aggregate amount of capital that the Company will return to the Members each calendar year is limited to 5.0% of the Interests of the Company as of December 31 of the prior year.

Hypothetically, how much money can I make off an investment?

Hypothetically, if the fund attained a 30% return, you, the investor would receive a preferred return* of 8%. The remaining 22% would then be split 50/50 between the fund Manager’s and the crowd.

How are deals picked?

The TREF acquisitions team that consists of industry professionals with over 100+ years of combined experience in analyzing real estate deals, underwriting, accounting and legal will select real estate opportunities on behalf of the fund.

Can other races join the fund?

Although, the management group (Tulsa Founders LLC) is 100% black-owned and will focus many of its investment efforts on revitalizing urban communities, stopping gentrification, and rebuilding a 21st Century Black Wall Street, we open our fund’s doors to all ethnicities and nationalities. We are proud to be inclusive in rebuilding our communities and allowing everyone an opportunity to invest with us and do their share of social good through collaborative economic investments.

Is there a minimum age requirement to invest in the fund?

The minimum age to open an investment account is 18 years old. As a parent or legal guardian, you may open an investment account in your own name designating a minor child as the beneficiary of your TREF shares. Please send us an email at info@tulsarealestatefund.com using the subject line: Beneficiary Account to inquire about setting up a beneficiary investment profile.

Will TREF be solely investing in real estate projects?

TREF’s current and immediate investing interests are in real estate assets and businesses that are anchored by real estate.

What is the maximum dollar amount I can invest in the Tulsa Real Estate Fund?

The maximum threshold for the fund is $50,000,000. You may invest from the minimum amount of $500 up to the maximum threshold.

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Is there risk associated with this investment or is my investment guaranteed?

As with all investments there is level of risk to be weighed against the potential return to consider when purchasing shares of any kind. However, TREF investors receive an 8% preferred return before the 50/50 profit split between the fund and its Managers.

Is there a way for me to set up a dividend reinvestment plan?

We do not currently offer a dividend reinvestment plan but are reviewing our post lock-up period processes to include this feature for our shareholders in the future.

What markets will the Tulsa Real Estate Fund plan to invest?

We are an Atlanta based company and will have focused efforts at the onset in the Atlanta, GA area however, TREF is dedicated to deploying capital to markets nationally including the following six additional cities of focus and beyond:

Detroit MI

Baltimore MD

Chicago IL

Newark NJ

Oakland CA

New Orleans LA

What type of real estate projects will the fund invest in?

TREF will invest in real estate projects that are either: impactful to the community, deliver a moderate return to investors or revitalizes our target communities. Specific projects could include but are not limited to: single family, multifamily, agriculture, commercial, industrial projects and businesses anchored by real estate.

Who’s name will the properties be held in?

All properties and TREF projects will be held in a special purpose entity which would be owned by Tulsa Real Estate Fund, LLC.

May I submit a property for investment consideration?

Yes, you may submit a potential deal by visiting www.tulsarealestatefund.com, navigating to the menu and selecting Submit a Deal. You will be asked to provide your name, email, phone number and an overview of the potential project for review.

What is crowdfunding?

Crowdfunding is the practice of funding a project or venture by raising small amounts of money from a large number of people, typically via the Internet. In a word, crowdfunding makes use of the easy accessibility of vast networks of friends, family, and colleagues through social media to get the word out about a new business and attract investors. Crowdfunding has the potential to increase entrepreneurship by expanding the pool of investors from whom funds can be raised beyond the traditional circle of owners, relatives and venture capitalists.

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What role did President Barak Obama play?

In 2012, President Barack Obama signed the Jumpstart Our Business Startups Act, or JOBS Act, into law. This law is intended to encourage funding of small businesses in the United States by easing many of the country’s securities regulations.

How did crowdfunding come about?

In the past, real estate development was only available for investment through private equity in the development company or through real estate investment trusts (REITs) and was not feasible as a direct investment for most individuals. This is because each real estate development venture is a finite project, and registering each product as a security, even under Regulation D filings, is inefficient. Furthermore, real estate developers were not allowed to actively market or solicit investments for their projects due to restrictions by the Securities and Exchange Commission (SEC).

As the concept of crowdfunding grew, the Jumpstart Our Business Startups Act of 2012 modified certain rules under Regulation D that opened the door for more direct marketing and solicitation to non-accredited investors. Now, real estate developers can rely on Tulsa Real Estate Fund to solicit investments from both accredited* and non-accredited investors who are eager to make an investment in this market.

Why is investing in Tulsa Real Estate Fund’s projects important?

Investors like you will help push forward the mission of Tulsa Real Estate Fund to create real estate opportunities and add value in urban communities. The funds focus is to repair the residents of distressed communities through socio-economic revitalization. With our grassroots approach, we will have access to the most advantageous value-added opportunities and community partnerships. Our team also has combined experience of over 100 years in the areas of finance and real estate development. This experience, in addition to our public impact, gives us a unique edge in the marketplace. The importance lies in allowing all conscience and like-minded people an opportunity to share in the benefits and solutions.

What are some of the other benefits of investing in TREF?

•	Opportunity to own your share of real estate assets (commercial, residential, mixed use, multi-family, agricultural etc. for as little as $500)

•	The ability to be an owner and partner in the first 100% black owned SEC Regulation A Tier 2 real estate investment crowdfund in the history of the world

•	Opportunity to invest in real estate projects that impact your community

•	Active participation in group economics through crowdfunding

•	Ownership in a real estate investment fund centered on blocking gentrification in urban neighborhoods

•	Reasonable rate of return

•	Tulsa Honorary Founder opportunity: funding your TREF account on June 1st, 2018, will provide you the distinction of being a TREF Honorary Founder commemorated by having your name memorialized on theTREF website and at the site of our first project

•	Access to quarterly investor calls

•	Quarterly dividends payment the first quarter following the 12-month lock-up period. Dividends will be distributed on a quarterly basis based on the profitability of the fund.

•	Low processing fee of $25.50 flat fee per investment (not per share)

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Is there someone I can call to check up on my investment when I need to?

Yes! You may give us a call at 1-844-73-TULSA or send us an email at info@tulsarealestatefund.com using the subject line: Customer Service to inquire about your account status or for general customer service.

Can Non - Accredited investors invest?

Yes, thanks to the Jobs Act. In 2012, President Barack Obama signed the Jumpstart Our Business Startups Act, or JOBS Act, into law. This law is intended to encourage funding of small businesses in the United States by easing many of the country’s securities regulations.

How do you know who’s purchasing shares?

An investor portal and back office reporting through our website software tracks all investment(s) and the return(s).

My Self-Accreditation won’t work; can you help me?

The self-accreditation option will be functional on June 1st, 2018 when the fund starts accepting investments. For issues with this process after June 1, 2018, please contact customer at 1- 844-73-TULSA or by email at info@tulsarealestatefund.com using the subject line: Self Accreditation.

What are the fees for processing my investment?

There is a $25.50 processing fee. This fee is used to process due diligence bad-actor* checks for fraud and other risk exposures, ACH payment processing, and booking fees. If you choose to submit a wire, there is an additional $10 processing fee and you may also incur wire transfer fees for this service by your banking institution. A paper check funding option is also available with a $10 fee to process.

Can I invest through my 401k or IRA?

For 401ks where you are still employed with that employer, you must request from your custodian the ability to roll your account into a self-directed IRA. Contact your HR or Benefits Department for details on how to submit that request.

For self-directed IRAs that have already been rolled over from an existing 401k, yes you may invest or roll those funds over into your TREF investment account. Please email us at info@tulsarealestatefund.com for more details on this process using the subject line: 401K rollover

Can I invest through my broker and how can I locate your ticker symbol?

The fund is not currently traded and shares are only offered directly by the fund management company, not through brokers or market makers. As such, the fund also does not have a ticker symbol.

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Is it possible to download an app?

Currently there is not an app available. Log into the TREF user portal to view your private profile and investment details at any time from your desktop or mobile device.

Can I pay via a credit card?

Currently, we only accept ACH, Wires, and Checks

There is a $25.50 processing fee. This fee is used to process due diligence bad-actor checks for fraud and other risk exposures, ACH payment processing, and booking fees. If you choose to submit a wire, there is an additional $10 processing fee and you may also incur wire transfer fees for this service by your banking institution. A paper check funding option is also available with a $10 fee to process. If you have further questions about what payment method is best for you, please reach out to us at 1-844-73-TULSA or by email at info@tulsarealestatefund.com using the subject line: Fund Account

How do I go about investing in the fund?

1.	Create your free investment account at www.tulsarealestatefund.com, by clicking the signup tab or the Join Us Today icon

2.	Complete the personal identifying information fields, create a password, agree to terms of use and select your accreditation status

3.	Fund your investment account via ACH, Check, or Wire (a $10 processing fee will be applied to all wires and checks)

Can I invest in the fund internationally?

Yes, you can, additional background check and international processing fees will apply based on your resident or home country. Please consult your accountant and lawyer before investing to make sure you are in compliance with regulatory guidelines. For additional information, please email us at info@tulsarealestatefund.com using the subject line: International Investor

How do I update my profile picture?

1.	Login

2.	Click “Menu”

3.	Click “Investment Profiles”

4.	Click “Update”

5.	Find your picture and select it.

Fund Facts

Number of Shares: 1,000,000

Price per share: $50

Minimum Investment: $500 or 10 Shares

Dividend: Quarterly soon after 12-month lock-up period. Following the lock-up period, Tulsa Real Estate Fund will distribute dividends on a quarterly basis based on the profitability of the fund.

Financial Reporting: Quarterly

Net Asset Value Calculation: Annual

Preferred Returns: 8%

Fund Fees: 5.5% taken out of initial raise before 8% preferred returns. Then 50% of amount above 8% preferred return.

Broker Dealer: No

Management Company Structure: LLC

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* Definition Key

* IPO- Initial Public Offering- is when a private company or corporation raises investment capital by offering its stock to the public for the first time.

* Lock-Up Period- A lock-up period is a predetermined amount of time following an initial public offering (IPO) where shareholders and investors are restricted from selling their shares.

* Preferred Return- Contractual entitlement to distributions of profit (from net cash flow) until a threshold rate of return has been met (8%), before profit distributions are made to any other subordinate stakeholders in the project

*Accredited investor- According to the Securities and Exchange Commission (SEC), to qualify as an accredited investor, you must have a net worth that exceeds $1 million, either alone or with a spouse.

*Non- Accredited investor- A non-accredited investor is any investor who does not meet the income or net worth requirements set out by SEC.

*Bad-Actor- An individual that has been convicted, within the last ten years before such sale (or five years, in the case of issuers, their predecessors and affiliated issuers), of any felony or misdemeanor or is subject to an order, judgment or decree of any court:

•	In connection with the purchase or sale of any security;

•	Involving the making of any false filing with the Commission; or

•	Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

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